DAVIS POLK & WARDWELL 18TH FLOOR, THE HONG KONG CLUB BUILDING 3A CHATER ROAD HONG KONG TELEPHONE: (852) 2533-3300 FACSIMILE: (852) 2533-3388	SULLIVAN & CROMWELL LLP 28TH FLOOR NINE QUEEN’S ROAD CENTRAL HONG KONG TELEPHONE: (852) 2826-8688 FACSIMILE: (852) 2522-2280

March 6, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas P. Panos, Senior Special Counsel

Re:	ASE Test Limited

Schedule 13E-3

Filed January 4, 2008

Schedule 13E-3/A filed January 16, 2008

File No. 5-55723

Dear Mr. Panos:

On behalf of Advanced Semiconductor Engineering, Inc. (“ASE Inc.”) and ASE Test Limited (“ASE Test”), we hereby submit ASE Inc.’s and ASE Test’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance of the Commission dated February 6, 2008 with respect to the above-mentioned filings.

This letter and Amendment No. 2 (the “Amendment”) to the Transaction Statement on Schedule 13E-3 (File No. 5-55723) are being filed with the Commission electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with a courtesy copy of the Amendment marked to indicate changes from the Schedule 13E-3 filed on January 4, 2008, a courtesy copy of the disclosure document (the “Scheme Document”) filed as Exhibit (a)(1) to the Amendment marked to indicate changes from the prior version of the Scheme Document filed as Exhibit (a)(1) to the Schedule 13E-3 filed on January 4, 2008, and a courtesy copy of the English translation of the syndicated loan agreement filed as Exhibit (b)(1) to the Amendment.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of ASE Inc. or ASE Test, as applicable. All references to page numbers in these responses are to the pages in the marked version of the Scheme Document being delivered to you.

Schedule 13E-3

Introduction

1.	We note the disclosure that indicates the filing of the transaction statement shall not be construed as an admission that any of the filing persons are responsible for disclosure produced by any other filing person. This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please delete the disclosure.

Response:

Pursuant to the Staff’s comment, we have made the requested deletion in the Amendment.

2.	Revise the forepart of the disclosure statement, such as the section titled “How do the Proposals compare with the recent prices of Shares,” to prominently describe what the going private consideration represents. For example, clarify whether the going private consideration is an amount equivalent to the value of the company as a whole, or an amount equivalent to an arbitrary, calculated or negotiated distribution disproportionate to the market or future projected value of the company.

Response:

Pursuant to the Staff’s comment, we have added the following disclosure on page 11 of the Scheme Document:

“Q:	How was the scheme consideration determined?

A:	The scheme consideration was arrived at after arm’s-length negotiations between ASE Inc. and the special committee (advised by financial and legal advisors) on a willing-seller, willing-buyer basis, after multiple negotiating sessions and discussions, which resulted in an increase in the scheme consideration from US$14.30 per ASE Test Nasdaq Share initially offered by ASE Inc. to US$14.78 per ASE Test Nasdaq Share. The special committee determined the scheme consideration to be fair to the unaffiliated ASE Test shareholders and recommended that the board of directors of ASE Test approve the scheme implementation agreement and recommend the approval and adoption of the scheme by the unaffiliated ASE Test shareholders, after considering the respective premia (25.6%, 28.1%, 25.6% and 30.9%) the scheme consideration of US$14.78 per ASE Test Nasdaq Share represents over the closing price of ASE Test Nasdaq Shares on August 31, 2007 (the last full trading day prior to the announcement of the scheme) and the average closing prices of ASE Test Nasdaq Shares for the one-week, one-month and twelve-month periods ended August 31, 2007, the analyses and presentations of Lehman Brothers to the special committee and the opinion of Lehman Brothers dated September 4, 2007 that, as of the date of the scheme implementation agreement, the scheme consideration is fair to the unaffiliated ASE Test shareholders from a financial point of view, and other factors set forth under “Special Factors Regarding the Scheme—ASE Test’s Reasons for the Scheme; Recommendation of ASE Test’s Board of Directors” beginning on page [•].”

ASE Test’s Reasons…

3.	Please revise your disclosure to clarify that the fairness determination is addressed specifically to unaffiliated stockholders. Please note the staff views officers and directors of the issuer as affiliates when considering the constituency to whom the transaction is considered fair.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 27 of the Scheme Document to include the following statement: “In addition, pursuant to the requirements of Rule 13e-3, ASE Test is required to state its belief as to the fairness of the scheme to unaffiliated security holders of ASE Test. ASE Test believes that the scheme is fair to unaffiliated security holders of ASE Test.”

Opinion of Lehman Brothers

4.	Quantify the amount of compensation received by Lehman and its affiliates from ASE and its affiliates during the last two years for services unrelated to the instant transaction. The reference to “customary compensation” is unacceptable. See Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(4) of Regulation M-A.

Response:

Pursuant to the Staff’s comment, we have revised the relevant disclosure on page 36 of the Scheme Document as follows:

“None of Lehman Brothers and its affiliates has had any material relationship during the past two years with ASE Inc., ASE Test and/or their respective affiliates, and none of them has received or expects to receive any fees from ASE Inc., ASE Test and/or their respective affiliates for services rendered during the past two years, other than with respect to the services they rendered to the special committee in connection with the scheme.”

Miscellaneous

5.	Quantify the amount of compensation received by Citi and its affiliates from ASE and its affiliates during the last two years for services unrelated to the instant transaction. The reference to “customary compensation” is unacceptable. See Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(4) of Regulation M-A.

Response:

Pursuant to the Staff’s comment, we have revised the relevant disclosure on page 46 of the Scheme Document as follows:

“During the past two years, Citi and its affiliates have provided financial services and non-financial advisory services to ASE Inc., ASE Test and/or their respective affiliates, including arranging a US$300 million equivalent NT$-denominated syndicated term loan for ASE Inc. in June 2006, acting as the depositary agent and custodian for ASE Inc. ADSs, and commercial banking services, in each case, for customary compensation, and have received in the aggregate approximately US$6.4 million for such services (including US$1.0 million for the US$300 million equivalent NT$-denominated term loan syndication for ASE Inc.). Other than as described in this scheme document, none of Citi and its affiliates has had any material relationship during the past two years with ASE Inc., ASE Test and/or their respective affiliates, and none of them has received or expects to receive any fees from ASE Inc., ASE Test and/or their respective affiliates for services rendered during the past two years that are unrelated to the scheme.”

Effects of the Scheme

6.	Advise us, with a view towards revised disclosure, how the filing persons fully complied with Item l013(d) of Regulation M-A. See Instruction 3 thereto. The disclosure must, for example, also express the affiliate’s increased interest in net book value and net earnings in dollar amounts and percentages.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 12 and 47 of the Scheme Document to clarify that ASE Inc.’s interest in ASE Test’s net book value, as of September 30, 2007, will increase from 50.3% or US$469.7 million prior to the scheme to 100% or US$933.9 million after the scheme becomes effective, and ASE Inc.’s interest in ASE Test’s net earnings, as of and for the nine-month period ended September 20, 2007, will increase from 50.3% or US$26.9 million prior to the scheme to 100% or US$53.4 million after the scheme becomes effective.

7.	Augment the disclosure to specifically identify the federal securities laws to which ASE Test will no longer be subject. At present, the general discussion about periodic reporting fails to inform unaffiliated security holders of the benefit being conferred upon the persons who will own the surviving company.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 12 and 47 of the Scheme Document to clarify that, if and after the scheme becomes effective, ASE Test will no longer be subject to the periodic reporting requirements, the securities ownership reporting obligations, or the tender offer or going-private rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the U.S. federal securities laws applicable to public companies.

8.	Quantify the cost savings of no longer being subject to the federal securities laws. See Instruction 2 to Item 1013 of Regulation M-A. Identify these savings as a benefit being conferred upon the affiliated party engaged in this transaction and affiliated security holders.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 12 and 47 of the Scheme Document to clarify that, if and after the scheme becomes effective and ASE Test ceases to be a public company, ASE Test anticipates saving approximately US$1.1 million annually in accounting, legal and board of director fees, insurance costs, fees and expenses of custodial, depository and other agents, and other fees and expenses associated with operating a public company, and an indeterminable amount of indirect costs for ceasing to be a publicly traded company and terminating its registration under the Exchange Act.

*****

In connection with these responses, we are authorized by ASE Inc. and ASE Test to state that each of the filing persons acknowledges that (i) the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and (iii) the filing persons may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*****

Please do not hesitate to contact Mark J. Lehmkuhler (telephone no. 852-2533-3305) or Miranda So (telephone no. 852-2533-3373) of Davis Polk & Wardwell, counsel to ASE Inc., or William Y. Chua (telephone no. 852-2826-8632) or Urs Fankhauser (telephone no. 852-2826-8626) of Sullivan & Cromwell LLP, counsel to ASE Test, should you require further information or have any questions.

Sincerely,

/s/ Mark J. Lehmkuhler	/s/ William Y. Chua

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